--------------------------------------------------------------------------------
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Previous   contained in this form are not required to respond unless the form
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obsolete
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                                 FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                         Dated April 25, 2003

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 25, 2003
                -------------   --
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
--------------------------------------------------------------------------------
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------

[LOGO]
                                                  Media Relations

                                                  CREDIT SUISSE GROUP
                                                  P.O. Box 1
                                                  CH-8070 Zurich
                                                  Telephone  +41-1-333 8844
                                                  Fax        +41-1-333 8877
                                                  e-mail     media.relations@
                                                             credit-suisse.com


                    CREDIT SUISSE GROUP EXPECTS NET PROFIT OF
            APPROXIMATELY CHF 650 MILLION FOR THE FIRST QUARTER 2003

ZURICH, APRIL 25, 2003 - CREDIT SUISSE GROUP TODAY ANNOUNCED THAT IT EXPECTS TO REPORT A NET PROFIT OF APPROXIMATELY CHF 650 MILLION FOR THE FIRST QUARTER OF 2003, WITH A RETURN TO PROFITABILITY BY CREDIT SUISSE FIRST BOSTON AND IMPROVED PROFITABILITY AT WINTERTHUR. CREDIT SUISSE GROUP ANNOUNCED THESE PRELIMINARY FIRST QUARTER RESULTS IN CONNECTION WITH TODAY'S ANNUAL GENERAL MEETING. DETAILED FIRST QUARTER RESULTS WILL BE ANNOUNCED ON MAY 6, 2003.

CREDIT SUISSE FIRST BOSTON expects a net profit of approximately USD 160 million (CHF 220 million) and a net operating profit, excluding the amortization of acquired intangible assets and goodwill, of approximately USD 290 million (CHF 400 million) for the first quarter of 2003. Its Institutional Securities segment significantly improved its performance quarter-on-quarter, benefiting particularly from strong results in Fixed Income and lower credit provisions. CREDIT SUISSE FINANCIAL SERVICES expects a net profit of approximately CHF 660 million and a net operating profit, excluding the amortization of acquired intangible assets and goodwill, of approximately CHF 690 million for the first quarter. Both Private Banking and Corporate & Retail Banking increased their segment profits quarter-on-quarter. Net new assets in Private Banking increased versus the prior quarter. Insurance and Life & Pensions, which both returned to profitability in the fourth quarter of 2002, improved their operational performance, due mainly to higher investment income and tariff increases. The Group's first quarter 2003 performance was negatively impacted by further writedowns on its investments in Swiss International Airlines and Swiss Life, held at the Corporate Center.

Oswald J. Gruebel, Co-CEO of Credit Suisse Group and CEO of Credit Suisse Financial Services, said: "Our efforts to reposition Credit Suisse Financial Services since last summer, especially at Winterthur, are beginning to bear fruit. Given the progress in both business units, we are optimistic about the further development of our company." John J. Mack, Co-CEO of Credit Suisse Group and CEO of Credit Suisse First Boston, said: "We are very pleased that Credit Suisse First Boston has returned to profitability in the first quarter. In this challenging market environment, our whole management team remains intensely focused on the Group's bottom-line performance."

UPDATE OF WINTERTHUR'S CONSOLIDATED EU SOLVENCY RATIO

On the basis of the final local statutory accounts of Winterthur's operating entities for 2002, which were completed in April 2003, Credit Suisse Group has updated Winterthur's consolidated EU solvency ratio effective December 31, 2002, to 142%. Local solvency ratios of Winterthur's operating entities worldwide continued to exceed regulatory requirements: for the ten largest entities, the average local coverage was above 200%, and the lowest ratio was 135% at year-end. The consolidated EU solvency ratio is a supplementary financial disclosure for Winterthur and has no impact on published financial statements and note disclosures, regulatory insurance filings, or the Group's internal Economic Risk Capital models. This update does not change the Group's view regarding the capitalization of Winterthur.

REALIGNMENT OF CLIENT SEGMENTATION WITHIN CREDIT SUISSE FINANCIAL SERVICES

As previously announced, a new service model for private clients in Switzerland was introduced within the banking segments of Credit Suisse Financial Services as of January 1, 2003. As a general rule, investable assets of CHF 250,000 or mortgages of CHF 1 million now mark the boundary between the client segments handled by Corporate & Retail Banking and Private Banking, respectively. This change will be reflected in the financial reporting of the Private Banking and Corporate & Retail Banking segments as of the first quarter of 2003. To ensure comparability, the respective historic financial information according to the new format is provided in the attachment.

ENQUIRIES

Credit Suisse Group, Media Relations           Telephone       +41 1 333 8844
Credit Suisse Group, Investor Relations        Telephone       +41 1 333 4570
Internet                                                WWW.CREDIT-SUISSE.COM

CREDIT SUISSE GROUP

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 78,000 staff worldwide. As of December 31, 2002, it reported assets under management of CHF 1,195.3 billion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us;
(iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations;
(xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

CAUTIONARY STATEMENT REGARDING NON-GAAP FINANCIAL INFORMATION

This press release may contain non-GAAP financial information. Additional financial information, including a reconciliation of certain non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles, is posted on our website at WWW.CREDIT-SUISSE.COM/EN/CSGN/SEC_FILINGS.HTML.

   REALIGNMENT OF CLIENT SEGMENTATION WITHIN CREDIT SUISSE FINANCIAL SERVICES PRIVATE BANKING (1/2)


                                                                    1Q2002                    2Q2002                   3Q2002
                                                             ---------------------    ----------------------  ----------------------
                                                             PREVIOUSLY                PREVIOUSLY             PREVIOUSLY
   INCOME STATEMENT, IN CHF m                                 PUBLISHED    RESTATED     PUBLISHED    RESTATED  PUBLISHED    RESTATED
   ---------------------------------------------------------------------------------------------------------------------------------

   Net interest income                                             440         326           437        322          400        294
   Net commission and service fee income                         1,233       1,183         1,096      1,056          955        918
   Net trading income                                              155         145           150        142           72         65
   Other ordinary income                                             6           6            27         26           13         13
   --------------------------------------------------------------------------------------------------------------------------------
   OPERATING INCOME                                              1,834       1,660         1,710      1,546        1,440      1,290
   --------------------------------------------------------------------------------------------------------------------------------
   Personnel expenses                                              624         553           628       561           576        512
   Other operating expenses                                        345         283           386       321           352        287
   --------------------------------------------------------------------------------------------------------------------------------
   OPERATING EXPENSES                                              969         836         1,014        882          928        799
   --------------------------------------------------------------------------------------------------------------------------------
   GROSS OPERATING PROFIT                                          865         824           696        664          512        491
   --------------------------------------------------------------------------------------------------------------------------------
   Depreciation of non-current assets                               53          49            56         52           82         78
   Valuation adjustments, provisions and losses                     14          11            29         23           21         17
   --------------------------------------------------------------------------------------------------------------------------------
   NET OPERATING PROFIT BEFORE EXTRAORDINARY AND
   EXCEPTIONAL ITEMS, CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING PRINCIPLE AND TAXES                                  798         764          611         589          409        396
   --------------------------------------------------------------------------------------------------------------------------------
   Extraordinary income/(expenses), net                            (2)         (2)           21         21             2          2
   Taxes                                                         (162)       (154)         (146)      (140)         (108)      (105)
   --------------------------------------------------------------------------------------------------------------------------------
   NET OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS,
   CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
   AND MINORITY INTERESTS (SEGMENT RESULT)                         634         608           486        470          303        293
                                                             ---------      ------        ------     ------      -------     ------
   Increased/(decreased) credit-related valuation
    adjustments                                                      2           2          (12)        (9)           16         17
                                                             ---------      ------        ------     ------      -------     ------

                                                                                            PRIVATE BANKING (1/2)

                                                                    4Q2002
                                                             ---------------------        12 months       12 months
                                                               PREVIOUSLY                    2002            2001
   INCOME STATEMENT, IN CHF m                                   PUBLISHED   RESTATED       RESTATED        RESTATED
   -------------------------------------------------------------------------------------------------------------------
   Net interest income                                                414        311            1,253          1,490
   Net commission and service fee income                              930        901            4,058          4,381
   Net trading income                                                 118        114              466            612
   Other ordinary income                                               15         13               58            108
   -------------------------------------------------------------------------------------------------------------------
   OPERATING INCOME                                                 1,477      1,339            5,835          6,591
   -------------------------------------------------------------------------------------------------------------------
   Personnel expenses                                                 565        502            2,128          2,231
   Other operating expenses                                           386        323            1,214          1,284
   -------------------------------------------------------------------------------------------------------------------
   OPERATING EXPENSES                                                951         825            3,342          3,515
   -------------------------------------------------------------------------------------------------------------------
   GROSS OPERATING PROFIT                                             526        514            2,493          3,076
   -------------------------------------------------------------------------------------------------------------------
   Depreciation of non-current assets                                  62         58              237            202
   Valuation adjustments, provisions and losses                        33         27               78             55
   -------------------------------------------------------------------------------------------------------------------
   NET OPERATING PROFIT BEFORE EXTRAORDINARY AND
   EXCEPTIONAL ITEMS, CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING PRINCIPLE AND TAXES                                    431         429            2,178          2,819
   -------------------------------------------------------------------------------------------------------------------
   Extraordinary income/(expenses), net                               23         23               44             12
   Taxes                                                            (115)      (115)            (514)          (616)
   -------------------------------------------------------------------------------------------------------------------
   NET OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS,
   CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
   AND MINORITY INTERESTS (SEGMENT RESULT)                            339        337            1,708          2,215
   -------------------------------------------------------------------------------------------------------------------
   Increased/(decreased) credit-related valuation adjustments        (13)        (9)               1            n/ a
   -------------------------------------------------------------------------------------------------------------------
[LOGO]


    REALIGNMENT OF CLIENT SEGMENTATION WITHIN CREDIT SUISSE FINANCIAL SERVICES PRIVATE BANKING (2/2)


                                                                    1Q2002                    2Q2002                   3Q2002
                                                             ---------------------    ----------------------  ----------------------
                                                             PREVIOUSLY                PREVIOUSLY             PREVIOUSLY
   KEY INFORMATION                                           PUBLISHED    RESTATED     PUBLISHED    RESTATED  PUBLISHED    RESTATED
   ---------------------------------------------------------------------------------------------------------------------------------
   Cost/income ratio 1                                             56%        53%          63%         60%           70%        68%
                                                             --------    -------      -------    --------       -------    --------
   Average allocated capital in CHF m                           3,484      2,340        3,708       2,434         3,599      2,428
   Pre-tax margin 1)                                               43%        46%          37%         39%           29%        31%
   --------------------------------------------------------------------------------------------------------------------------------
   Fee income/ operating income                                    67%        71%          64%         68%           66%        71%
   --------------------------------------------------------------------------------------------------------------------------------
   Net new assets in CHF bn                                       9.2        9.2          5.6         5.6          3.4         3.4
   Growth in assets under management                              2.0        2.3         (7.2)       (7.3)        (4.4)       (4.4)
      of which net new assets                                     1.7        1.8          1.0         1.1          0.7         0.7
      of which market movements and structural effects            0.3        0.5         (8.2)       (8.3)        (5.1)       (5.1)
      of which acquisitions/ (divestitures)                        --         --           --          --           --
   --------------------------------------------------------------------------------------------------------------------------------
   Net margin 2)                                              46.0 bp     46.3 bp      36.0 bp     36.5 bp       24.0 bp    24.3 bp
   Gross margin 3)                                           133.2 bp    126.4 bp     126.8 bp    120.1 bp      114.2 bp   107.2 bp
   --------------------------------------------------------------------------------------------------------------------------------


                                                                                            PRIVATE BANKING (2/2)
                                                                    4Q2002
                                                             ---------------------        12 MONTHS       12 MONTHS
                                                               PREVIOUSLY                    2002            2001
   KEY INFORMATION                                              PUBLISHED   RESTATED       RESTATED        RESTATED
   -------------------------------------------------------------------------------------------------------------------
   Cost/income ratio 1                                               69%        66%              61%            56%
   -------------------------------------------------------------------------------------------------------------------
   Average allocated capital in CHF m                             3,317      2,304            2,350          2,278
   Pre-tax margin 1)                                                 31%       34%              38%            43%
   -------------------------------------------------------------------------------------------------------------------
   Fee income/operating income                                       63%       67%              70%            66%
   -------------------------------------------------------------------------------------------------------------------
   Net new assets in CHF bn                                         0.5       0.9             19.1           34.9
   -------------------------------------------------------------------------------------------------------------------
   Growth in assets under management                               (1.3)     (1.3)           (10.5)           2.2
      of which net new assets                                       0.1       0.2              3.7            6.9
      of which market movements and structural effects             (1.5)     (1.6)           (14.2)          (6.1)
      of which acquisitions/(divestitures)                          0.1       0.1              0.1            1.4
   -------------------------------------------------------------------------------------------------------------------
   Net margin 2)                                                   27.2 bp   28.3 bp          34.2 bp        43.0 bp
   Gross margin 3)                                                118.3 bp  112.4 bp         116.8 bp       128.1 bp
   -------------------------------------------------------------------------------------------------------------------


                                                                    1Q2002                    2Q2002                   3Q2002
                                                             ---------------------    ----------------------  ----------------------
                                                             PREVIOUSLY                PREVIOUSLY             PREVIOUSLY
                                                              PUBLISHED    RESTATED     PUBLISHED    RESTATED  PUBLISHED    RESTATED
   ---------------------------------------------------------------------------------------------------------------------------------
   Assets under management in CHF bn                              557.6       532.1         517.3       493.5        494.5    471.9

   --------------------------------------------------------------------------------------------------------------------------------
   Number of employees                                           15,037      12,572        15,174      12,735       15,249   12,827
   --------------------------------------------------------------------------------------------------------------------------------



                                                                                            PRIVATE BANKING (2/2)
                                                                    4Q2002
                                                              ---------------------        12 MONTHS       12 MONTHS
                                                               PREVIOUSLY                    2002            2001
   KEY INFORMATION                                              PUBLISHED   RESTATED       RESTATED        RESTATED
   -------------------------------------------------------------------------------------------------------------------

   Assets under management in CHF bn                                488.0      465.7          465.7          520.1
   --------------------------------------------------------------------------------------------------------------------
   Number of employees                                             14,923     12,587         12,587         12,318
   --------------------------------------------------------------------------------------------------------------------

   1) Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.
   2) Net operating profit before exceptional items, cumulative effect of change in accounting principle and minority interests (segment result)/ average assets under management.
   3) Operating income/ average assets under management.



                                                                    1Q2002                    2Q2002                   3Q2002
                                                             ---------------------    ----------------------  ----------------------
                                                             PREVIOUSLY                PREVIOUSLY             PREVIOUSLY
   BALANCE SHEET INFORMATION, IN CHF M                       PUBLISHED    RESTATED     PUBLISHED    RESTATED  PUBLISHED    RESTATED
   ---------------------------------------------------------------------------------------------------------------------------------
   Total assets                                              168,361      146,129       164,221     141,502    174,881     151761
   ---------------------------------------------------------------------------------------------------------------------------------
   Due from customers                                          31,261       30,230        31,914      30,905     38,356     37,455

   Mortgages                                                   41,808       20,955        42,926      21,551     44,126     22,307
   ---------------------------------------------------------------------------------------------------------------------------------


                                                                                            PRIVATE BANKING (2/2)
                                                                    4Q2002
                                                             ---------------------         12 MONTHS       12 MONTHS
                                                               PREVIOUSLY                    2002            2001
   KEY INFORMATION                                              PUBLISHED   RESTATED       RESTATED        RESTATED
   -------------------------------------------------------------------------------------------------------------------
   Total assets                                                  169,414     146,161        146,161        148,381
   -------------------------------------------------------------------------------------------------------------------
   Due from customers                                             36,468      35,580         35,580         30,531

   Mortgages                                                      44,832    22,935           22,935         20,904
   -------------------------------------------------------------------------------------------------------------------

REALIGNMENT OF CLIENT SEGMENTATION WITHIN CREDIT SUISSE FINANCIAL SERVICES
                                               CORPORATE & RETAIL BANKING (1/2)

                                                                  1Q2002                    2Q2002                   3Q2002
                                                           ---------------------    ----------------------  -------- ------------
                                                           PREVIOUSLY               PREVIOUSLY            PREVIOUSLY
INCOME STATEMENT, IN CHF m                                 PUBLISHED    RESTATED    PUBLISHED   RESTATED  PUBLISHED  RESTATED
---------------------------------------------------------------------------------------------------------------------------------
Net interest income                                            426        540        405        520        423        529
Net commission and service fee income                          122        172        128        168        126        163
Net trading income                                              53         63         74         82         66         73
Other ordinary income                                           15         15         22         23       --         --
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                               616        790        629        793        615        765
Personnel expenses                                             223        294        245        312        237        301
Other operating expenses                                       132        194        175        240        152        217
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES                                             355        488        420        552        389        518
---------------------------------------------------------------------------------------------------------------------------------
GROSS OPERATING PROFIT                                         261        302        209        241        226        247
Depreciation of non-current assets                              18         22         19         23         27         31
Valuation adjustments, provisions and losses                    85         88         66         72         70         74
---------------------------------------------------------------------------------------------------------------------------------
NET OPERATING PROFIT BEFORE EXTRAORDINARY AND
 EXCEPTIONAL ITEMS, CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE AND TAXES                                 158        192        124        146        129        142
---------------------------------------------------------------------------------------------------------------------------------
EXTRAORDINARY INCOME/(EXPENSES), NET                           (1)        (1)      --         --            4          4
TAXES                                                          (37)       (45)       (29)       (35)       (31)       (34)
---------------------------------------------------------------------------------------------------------------------------------
NET OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS,
 CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
 AND MINORITY INTERESTS (SEGMENT RESULT)                        120        146         95        111        102        112
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

Increased/ (decreased) credit-related valuation adjustments     (6)        (6)        20         17         15         14
---------------------------------------------------------------------------------------------------------------------------------



                                                                    4Q2002
                                                            ---------------------  12 MONTHS   12 MONTHS
                                                             PREVIOUSLY                2002        2001
INCOME STATEMENT, IN CHF m                                   PUBLISHED   RESTATED  RESTATED     RESTATED
---------------------------------------------------------------------------------------------------------
Net interest income                                               418        521      2,l10      2,l44
Net commission and service fee income                             102        131        634        599
Net trading income                                                 56         60        278        278
Other ordinary income                                              (1)         1         39         31
---------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                  575        713      3,061      3,052
Personnel expenses                                                234        297      1,204      1,271
Other operating expenses                                          187        250        901        858
---------------------------------------------------------------------------------------------------------
OPERATING EXPENSES                                                421        547      2,105      2,129
---------------------------------------------------------------------------------------------------------
GROSS OPERATING PROFIT                                            154        166        956        923
Depreciation of non-current assets                                 25         29        105         97
Valuation adjustments, provisions and losses                       72         78        312        328
---------------------------------------------------------------------------------------------------------
NET OPERATING PROFIT BEFORE EXTRAORDINARY AND
 EXCEPTIONAL ITEMS, CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE AND TAXES                                     57         59        539        498
Extraordinary income/ (expenses), net                               1          1          4         13
Taxes                                                             (12)       (12)      (126)      (120)
---------------------------------------------------------------------------------------------------------
NET OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS,
 CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
 AND MINORITY INTERESTS (SEGMENT RESULT)                            46         48        417        391
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Increased/(decreased) credit-related valuation adjustments        98         94        119        n/a
---------------------------------------------------------------------------------------------------------

REALIGNMENT OF CLIENT SEGMENTATION WITHIN CREDIT SUISSE FINANCIAL SERVICES
                                               CORPORATE & RETAIL BANKING (2/2)



                                                                  1Q2002                    2Q2002                   3Q2002
                                                           ---------------------    ----------------------  ---------------------
                                                           PREVIOUSLY               PREVIOUSLY            PREVIOUSLY
KEY INFORMATION                                            PUBLISHED    RESTATED    PUBLISHED   RESTATED  PUBLISHED  RESTATED
---------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio 1)                                        60.6%       64.6%         69.8%       72.5%        67.6%      71.8%
---------------------------------------------------------------------------------------------------------------------------------
Return on average allocated capital 1)                      12.1%       11.4%          9.5%        8.4%        10.5%       8.8%
Average allocated capital in CHF m                          3,972       5,116         3,991       5,265        3,893      5,064
---------------------------------------------------------------------------------------------------------------------------------
Pre-tax margin 1)                                           25.5%       24.2%         19.7%       18.4%        21.6%      19.1%
---------------------------------------------------------------------------------------------------------------------------------
Personnel expenses/ operating income                        36.2%       37.2%         39.0%       39.3%        38.5%      39.3%
---------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                         238 bp      231 bp       231 bp      224 bp        238 bp     225 bp
---------------------------------------------------------------------------------------------------------------------------------
Loan growth                                                  3.3%        2.3%         (2.0%)      (0.9%)       (1.4%)     (0.6%)
---------------------------------------------------------------------------------------------------------------------------------
Net new assets in CHF bn                                     (1.4)       (1.4)          0.3         0.3         (2.3)      (2.3)
---------------------------------------------------------------------------------------------------------------------------------


                                                                    4Q2002
                                                            ---------------------  12 MONTHS   12 MONTHS
                                                             PREVIOUSLY                2002        2001
KEY INFORMATION                                              PUBLISHED   RESTATED  RESTATED     RESTATED
---------------------------------------------------------------------------------------------------------
Cost/income ratio 1)                                         77.6%      80.8%        72.2%         72.9%
---------------------------------------------------------------------------------------------------------
Return on average allocated capital 1)                        4.8%       4.0%         8.3%          8.0%
Average allocated capital in CHF m                           3,802      4,815        5,009         4,886
---------------------------------------------------------------------------------------------------------
Pre-tax margin 1)                                            10.1%       8.4%        17.7%         16.7%
---------------------------------------------------------------------------------------------------------
Personnel expenses/ operating income                         40.7%      41.7%        39.3%         41.6%
---------------------------------------------------------------------------------------------------------
Net interest margin                                         233 bp      219 bp       225 bp       226 bp
---------------------------------------------------------------------------------------------------------
Loan growth                                                  (2.4%)     (1.7%)       (0.9%)        (1.4%)
---------------------------------------------------------------------------------------------------------
Net new assets in CHF bn                                       0.2       (0.2)        (3.6)          2.1
---------------------------------------------------------------------------------------------------------




                                                            1Q2002                    2Q2002                   3Q2002
                                                     ---------------------    ----------------------  ---------------------
                                                     PREVIOUSLY               PREVIOUSLY            PREVIOUSLY
                                                     PUBLISHED    RESTATED    PUBLISHED   RESTATED  PUBLISHED  RESTATED
---------------------------------------------------------------------------------------------------------------------------
Assets under management in CHF bn                        54.4        79.9        52.9       76.7         47.8        70.4
---------------------------------------------------------------------------------------------------------------------------
Deposit/loan ratio                                      67.8%       67.0%       69.8%      67.4%        70.2%       67.3%
---------------------------------------------------------------------------------------------------------------------------
Number of employees                                     6,835       9,300       6,792      9,231        6,818       9'240
---------------------------------------------------------------------------------------------------------------------------
Number of branches                                        226         226         224        224          223         223
---------------------------------------------------------------------------------------------------------------------------




                                                                    4Q2002
                                                            ---------------------  12 months   12 months
                                                             PREVIOUSLY                2002        2001
                                                             PUBLISHED   RESTATED  RESTATED     RESTATED
---------------------------------------------------------------------------------------------------------
Assets under management in CHF bn                           48.0       70.3         70.3           82.6
---------------------------------------------------------------------------------------------------------
Deposit/loan ratio                                         72.1%      68.3%        68.3%          71.5%
---------------------------------------------------------------------------------------------------------
Number of employees                                        6,702      9,038        9,038          9,398
---------------------------------------------------------------------------------------------------------
Number of branches                                           223        223          223            227
---------------------------------------------------------------------------------------------------------


1) Based on the segment results, which exclude certain acquisition-related costs not allocated to the segment.



                                                                  1Q2002                    2Q2002                   3Q2002
                                                           ---------------------    ----------------------  ---------------------
                                                           PREVIOUSLY               PREVIOUSLY            PREVIOUSLY
BALANCE SHEET INFORMATION, IN CHF m                        PUBLISHED    RESTATED    PUBLISHED   RESTATED  PUBLISHED  RESTATED
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                               70,644     92,877         69,747    92,466      72,658      95,778
---------------------------------------------------------------------------------------------------------------------------------
Due from customers                                         29,791     30,821         28,635    29,644      27,483      28,385
Mortgages                                                  35,458     56,311         35,316    56,690      35,592      57,411
---------------------------------------------------------------------------------------------------------------------------------
Due to customers in savings and investment deposits        17,502     30,233         17,649    29,979      17,586      29,827
Due to customers, other                                    26,757     28,136         26,972    28,222      26,686      27,872
---------------------------------------------------------------------------------------------------------------------------------


                                                                    4Q2002
                                                            ---------------------  12 MONTHS   12 MONTHS
                                                             PREVIOUSLY                2002        2001
BALANCE SHEET INFORMATION, IN CHF m                          PUBLISHED   RESTATED  RESTATED     RESTATED
---------------------------------------------------------------------------------------------------------
Total assets                                                  70,951     94,203      94,203      94,355
---------------------------------------------------------------------------------------------------------
Due from customers                                            26,292     27,179      27,179      29,768
Mortgages                                                     35,267     57,165      57,165      55,383
---------------------------------------------------------------------------------------------------------
Due to customers in savings and investment deposits           17,952     30,130      30,130      30,314
Due to customers, other                                       26,402     27,509      27,509      30,582
---------------------------------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREDIT SUISSE GROUP
                                              -----------------------
                                                     (Registrant)

Date  April 25, 2003                          By:  /s/ David Frick
    --------------------                      ----------------------------
                                                     (Signature)*
                                              Member of the Executive Board
*Print the name and title of the signing
officer under his signature.                    /s/ Karin Rhomberg Hug
                                                    Managing Director


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